Prime Sun Power Inc.
100 Wall Street, 21st Floor
New York, NY 10005

Via Edgar Private Correspondence Filing

October 1, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. Morgan Youngwood
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Prime Sun Power Inc. (the “Company”)
Letter from the Commission Dated September 29, 2009 (the “Comment Letter”)
File No. 333-103647

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter addressing the Company’s Annual Report on Form 10-K for the period ended December 31, 2008 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009.

Pursuant to the telephone conversation of September 30, 2009 between our counsel, Mr. Travis Gering, and Mr. Morgan Youngwood of the Commission’s staff, the Company undertakes to file a response with the Commission, and responsive amendments to the Company’s Annual Report for the period ended December 31, 2008 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, no later than thirty days after the date of the Comment Letter, which will be Thursday, October 29, 2009.

As requested by the Comment Letter, the undersigned, on behalf of the Company, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	October 1, 2009

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Olivier de Vergnies
Olivier de Vergnies
Acting Chief Executive Officer and
Acting Chief Financial Officer

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP